Exhibit 23.7

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

For the attention of Adrian Kemp

By email & by post

February 19, 2021

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2020

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 275 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2020 (the “Annual Report”) annexed as Annex A, each of which is incorporated by reference in the registration statement No. 333-234586 for AstraZeneca on Form F-3, in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca, and in the registration statement dated as of the date hereof for AstraZeneca on Form F-4.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)             Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)             AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)             AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Julie-Anna Smith
Name: Julie-Anna Smith,
Title: Head of Technical Centre – Bureau Veritas Certification U.K.
For and on behalf of Bureau Veritas U.K. Ltd

ACCEPTED AND AGREED

This nineteenth day of February 2021

AstraZeneca PLC

/s/  Name: Adrian C N Kemp

Title: Company Secretary

Annex A

3. %H D *UHDW 3ODFH WR :RUN 3D. (QDEOLQJ RXU SHRSOH WR PDNH D GLHUHQFH In 2020 we made progress across the three pillars of our People Strategy. To ensure we continue to perform as an enterprise team, we removed performance ratings and shifted our focus to coaching, development and contribution. We saw a four percentage point increase in our employee survey question addressing effective collaboration between teams. To support our employees’ lifelong learning, we made a substantial investment in a global online learning platform providing on-demand access to a comprehensive library of educational resources. We have updated our Values to clearly reflect our commitment to inclusion and diversity, developed a comprehensive plan to ensure that the actions we take to address racial equity are meaningful and sustainable, with long-term impact, and saw significant progress in the representation of women in senior roles. community with Non-Executive Chairman of the Board, Leif Johansson and Executive Vice-President, Sustainability and Chief Compliance Officer; President AstraZeneca AB, Sweden, Katarina Ageborg. We also presented at the United Nations General Assembly on health system resiliency, in support of broadening access to healthcare. We are committed to supporting our employees through the personal challenges presented by the impact of the COVID-19 pandemic, and were encouraged that 91% of employees stated they are getting the support they need during this time. We progressed on our Ambition Zero Carbon commitment, announced in January 2020 and, during the year, sourced 99.9% of our imported electricity globally from renewable sources. To further our efforts in ethics and transparency, we deepened our commitment to inclusion and diversity with a commitment to ensure racial equity in our workplace and access to our medicines, in our clinical trials and beyond. 3E. &RQWULEXWLQJ VXVWDLQDEO\ WR VRFLHW\ DQG WKH SODQHW In 2020, we continued toward our ambition to be Leading in sustainability. 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They are representative indicators p per 1,000 employees in o of each of the three priorities for our f each of the three priorities for our VXVWDLQDELOLW\ DSSURDFK  WR EURDGHQ DFFHVV VXVWDLQDELOLW\ DSSURDFK  WR EURDGHQ DFFHVV Commercial Business Units WR KHDOWKFDUH, WR SURWHFW WKH HQYLURQPHQW, 2020 2020 2020 and to foster ethics and transparency. 2019 2019 2019 2018 2018 2018 )RU PRUH LQIRUPDWLRQ, VHH 6XVWDLQDELOLW\ from page 72. 1 Our access to healthcare programmes, 1 This indicator is consistent with a new 1 7 7KHUH ZHUH 2,113 LQVWDQFHV, PRVW RI LQFOXGLQJ +HDOWK\ +HDUW $IULFD, +HDOWK\ 2025 WDUJHW LQFOXGHG LQ RXU $PELWLRQ =HUR them minor, of non-compliance with our Lung, Phakamisa, and Young Health &DUERQ FRPPLWPHQW. 3UHYLRXVO\ UHSRUWHG Code of Ethics or supporting requirements Programme (YHP), have reached operational GHG footprint emissions in our Commercial Business Units by 25.0 PLOOLRQ SHRSOH WKURXJK HGXFDWLRQ, LQFOXGHG VHOHFW 6FRSH 3 VRXUFHV. 6HH HPSOR\HHV DQG WKLUG SDUWLHV. 6HH SDJH 61 screenings, diagnosis and treatment SDJH 75 IRU PRUH LQIRUPDWLRQ. IRU PRUH LQIRUPDWLRQ. cumulatively since the start of each SURJUDPPH. 6HH IURP SDJH 74 IRU PRUH LQIRUPDWLRQ. 2 We expanded this measure to include WKH <+3 IRU DOO \HDUV. 7RWDOV IRU HDFK programme individually are reported in the Sustainability Data Summary at ZZZ.DVWUD]HQHFD.FRP/VXVWDLQDELOLW\. 27 $VWUD=HQHFD $QQXDO 5HSRUW & )RUP 20-) ,QIRUPDWLRQ 2020 I 3HUIRUPDQFH LQ 2020 6WUDWHJLF 5HSRUW 49.1 63.3 56.6 248 kt CO2e 385 kt CO2e 413 kt CO2e 25.0m 20.5m 15.0m people kt CO 49 per 1,000 employees in 248 25.0 Ethics and transparency: non-compliance with our onmental p GHG) footprint1 Access to healthcare: through our access to healthcare programmes 46.9% 81% Building a culture of lifelong learning 3,4 Performing as an enterpris Place this At very End of Exhibit 23.7 PDF to HTML Annex A

# Business Review
## Research & Development
*continued*

### Pioneering new approaches to engagement in the clinic

We continue to design and conduct our clinical trials to support better experiences for patients and increase efficiencies in clinical practice. Our digital transformations include new tools to improve the way we work, such as Control Tower which provides real-time access to trial information at a site level, Merlin to enable rapid and effective decisions for clinical trial recruitment, and Clinical Supply Chain to monitor global stocks of clinical-grade material. The expedited launch of eConsent in 2020 enabled remote sharing and review capabilities of informed consent with patients and is further helping to get new trials under way safely and quickly. We have also ensured continuity for clinical trial patients by facilitating the shipments of study drugs direct to patient homes, replacing some site visits with home visits to maintain patient safety, and accelerating remote data collection and home-based measurements wherever possible during the pandemic.

These advances have led to the launch of some of the fastest clinical trials in our history. For example, first patients in the Phase II CALAVI trial to assess the potential of the BTK inhibitor, acalabrutinib, in COVID-19 disease were dosed in under three months, representing a new standard for engagement in the clinic.

During the year, we also initiated our first fully virtual trial in patients with mild-to-moderate asthma, decentralising both study recruitment and support. Working closely with regulatory authorities, we designed and initiated a trial that integrated high-quality patient data from routine clinical care and registries, with the requirements of a rigorous clinical trial. This approach has the potential to deliver robust safety and efficacy data, while reducing patient burden and streamlining trial delivery.

For more information, see Therapy Area Review from page 30.

### Bioethics BV

'Bioethics' refers to the range of ethical issues that arise from the study and practice of biological and medical science. We are committed to working in a transparent and ethical manner across all our bioethics subject matter areas. Our Global Standard on Bioethics sets out our principles which apply to all our scientific activities, whether conducted by us or by third parties acting on our behalf. The following sections summarise our activities in the main areas, and our Global Standard on Bioethics is available on our website, www.astrazeneca.com/sustainability.

Our Bioethics Advisory Group (BAG) is sponsored by the Chief Medical Officer and oversees the operation of the Global Standard on Bioethics. BAG met eight times in 2020. BAG continued to be involved with ethical discussions on traditional topics, for example, animal research and human biological samples as well as emerging topics, for example, Artificial Intelligence. In 2020, BAG expanded its scope to include guidance on employee testing for SARS-CoV-2, potential employee screening for early cancer detection, employee participation in AstraZeneca clinical trials and governance decisions in the exception process for payments to participants for involvement in AstraZeneca research.

### Clinical trials

We believe that transparency enhances the understanding of how our medicines work and benefit patients. We publish information about our clinical research, as well as the registration and results of our clinical trials – regardless of whether or not they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs where development has been discontinued. In February 2020, AstraZeneca was recognised as a leader by *The Lancet* as having 100% compliance to registration and results, posting laws on clinicaltrials.gov for a cohort of studies analysed (March 2018 to September 2019).

In 2020, we conducted a range of clinical trials across regions as shown in the charts on the right. This broad span helps to ensure that study participants reflect the diversity of patients for whom our medicines are intended and identifies the patients for whom the medicine may be most beneficial. Our global governance process provides the framework for ensuring a consistent, high-quality approach worldwide. Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure that participants are not exposed to unnecessary risks.

All our clinical trials are designed and finally interpreted in-house. Some are conducted by contract research organisations (CROs) on our behalf and we require these organisations to comply with our global standards.

As of 31 December 2020, we shared anonymised individual patient-level data from 160 studies with 59 unique research teams and responded to 199 requests from external researchers using our portal, www.vivli.org to request our clinical data and reports to support additional research. We publish Anonymized Clinical Data Packages for products in compliance with regulations in Canada and the EU, as well as share them with approved qualified researchers where they contribute to successful data-sharing needs. In 2020, we continued to participate in the industry-wide portal, www.trialsummaries.com where we publish Trial Result Summaries in easy-to-understand language and translate these to the local language for all sites where a study is conducted. As of 31 December 2020, we published Trial Result Summaries for 173 AstraZeneca trials.

### Clinical trial active sites by region*

**BioPharmaceuticals**



Europe 37%
US/Canada 28%
Asia Pacific 9%
Japan 7%
Latin America 10%
Middle East and Africa 3%
China 6%

**Oncology**



Europe 37%
US/Canada 24%
Asia Pacific 17%
Japan 9%
Latin America 6%
Middle East and Africa 2%
China 5%

* Percentages have been rounded to the nearest whole number.

For more information, see our website, www.astrazeneca.com, or our clinical trials website, www.astrazenecaclinicaltrials.com.

### Clinical trial diversity

Our belief is that increasing the diversity of principal investigators and site staff will foster trust between healthcare providers and their communities, and that this will help to increase patient diversity within our clinical trials. In support of this belief, in 2020 we launched an educational programme globally to train staff at clinical research sites with limited experience of clinical trials.

BV Denotes sustainability information independently assured by Bureau Veritas

54 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Strategic Report

**Research use of human biological samples**
The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases.

We are committed to minimising the use of fetal tissue by exploring technological alternatives. Fetal tissue is used to provide invaluable data to advance novel treatments for serious diseases of unmet medical need and only when no other scientifically reasonable alternative is available. In 2020, two additional new research proposals that include use of human fetal tissue (hFT), or cells derived from hFT, were approved; one was required to meet regulatory requirements. Four projects using hFT had progressed as at 31 December 2020 and three projects are ongoing. An additional three projects using human embryonic stem cells (hESC) were approved in 2020, resulting in 13 projects using 24 different hESC lines or derived cells having been approved as at 31 December 2020. Seven projects are ongoing.

**Animal research**
Technology has not yet advanced to the stage where all animal use can be eliminated from research and development. In addition, some animal studies are required by international regulators before medicines progress to human trials. Animal studies therefore remain a small, but necessary, part of the process of developing new drugs.

Animal research use varies depending on many interrelated factors, including our amount of pre-clinical research, the nature and complexity of the diseases under investigation and regulatory requirements. We believe that without our active and ongoing commitment to the 3Rs (Replacement, Reduction and Refinement of animals in research), our animal use would be much greater. In 2020, animals were used for in-house studies 74,684 times (2019: 108,674). In addition, animals were used on our behalf for CRO studies 51,625 times (2019: 35,210). In total, over 94% were rodents or fish.

For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

## R&D resources

We have approximately 10,500 employees in our R&D organisation, working in various sites around the world. We currently have three strategic R&D centres: Cambridge, UK; Gaithersburg, MD, US; and Gothenburg, Sweden. Other R&D centres are located in the UK (Alderley Park and Macclesfield), the US (Waltham, MA and South San Francisco, CA), Japan (Osaka) and China (Shanghai). We also have a site in Poland (Warsaw) that focuses on late-stage development.

During 2020, we opened a new office in New York, NY, US with a specific focus on delivery of our Oncology pipeline, particularly in the clinical and medical space. The addition of this new Manhattan-based site ensures that we have an R&D footprint in all four of the nationally recognised top areas for biopharmaceutical innovation in the US.

**Cambridge**
Cambridge, UK is one of the most exciting bioscience hotspots in the world and it is where we are creating an open and vibrant R&D Centre on the Cambridge Biomedical Campus.

We believe that the best way to meet today's science challenges is to work openly and collaboratively with the world's best scientists. Being in Cambridge enables us to continue building on the great tradition of innovative thinking to contribute to the advancement of a world-class ecosystem of great science and delivering our Company's science-led strategy.

The vision for the R&D Centre has been an incredible catalyst for delivering our strategy. It has brought more than 3,500 of our people together in one geographical location and the opening of our R&D Centre this year will enable us to take the next step towards fulfilling our Cambridge vision – to bring our research together under one roof.

As part of our commitment to encourage innovation and entrepreneurship in life sciences, we support a number of initiatives that help biotech entrepreneurs advance their business ideas. Our support is wide-ranging, from connecting entrepreneurs with dedicated business mentors and organising guest lectures to offering internships. We have more than 60 business mentors in Cambridge. To date around 75 start-ups have benefited from their experience so far.

The cost projection for the R&D Centre remains in the region of $1.3 billion (c.£1.0 billion); the programme is well advanced, although the full and potential impact of COVID-19 is yet to be determined. The project continues to be funded out of operational cash flows.

**Investment**
In 2020, R&D expenditure was $5,991 million (2019: $6,059 million; 2018: $5,932 million), including Core R&D costs of $5,872 million (2019: $5,320 million; 2018: $5,266 million). In addition, we spent $1,454 million on acquiring product rights (such as in-licensing) (2019: $1,835 million; 2018: $476 million). We also invested $35 million on the implementation of our R&D restructuring strategy (2019: $10 million; 2018: $94 million). The allocations of spend by early-stage and late-stage development are presented in the R&D spend analysis table below.

**R&D spend analysis**

| | 2020 | 2019 | 2018 |
|---|---|---|---|
| Discovery and early-stage development | 36% | 36% | 37% |
| Late-stage development | 64% | 64% | 63% |

AstraZeneca Annual Report & Form 20-F Information 2020 / Business Review 55

Strategic Report

deployment of capital is expected to be made in the early part of 2021 following regulatory approval of the fund. An internet hospital venture with Hillhouse Capital which also includes an in-house pharmacy distribution was executed in 2020 and expected to close in early 2021.

### Emerging market healthcare BV

We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of healthcare expenditure in emerging markets is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by healthcare costs.

We enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices which include patient assistance programmes, such as FazBem in Brazil which offer products at a discounted cost.

For information on our access to healthcare programmes in Emerging Markets and as one of our sustainability priorities, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

### Responsible sales and marketing BV

We are committed to employing high ethical standards of sales and marketing practice worldwide, in line with our Code of Ethics and supporting requirements (our policy framework). We maintain a robust compliance programme in our efforts to ensure compliance with all applicable laws, regulations and adopted industry codes. As outlined in Global Compliance and Internal Audit Services on page 118, our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our policy framework.

These professionals also support our line managers locally in ensuring that their staff meet our ethical standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements to ensure we abide by the applicable regulations and codes of practice and share accurate, balanced and non-misleading information about our products. Our Internal Audit Services department, in partnership with external audit experts, also conducts compliance audits on selected marketing companies.

For more information about the assurance provided by Bureau Veritas, see page 72.

In 2020, we identified 14 confirmed breaches of external sales and marketing regulations or codes (2019: eight). There were 2,113 instances, most of them minor, of non-compliance with our policy framework in our Commercial Business Units, including instances by employees and third parties (2019: 2,597). We removed a total of 108 employees and third parties from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 861 others and provided further guidance or coaching on our policies to 2,099 more. The Audit Committee is provided with the breach statistics on a quarterly basis. Further commentary on the more serious breaches and corresponding remediation is also provided to the Audit Committee.

The total number of incidents has increased since last year, driven by increasing numbers of low impact incidents. This may be attributable to many factors, including the growth in AstraZeneca's employee base, stronger first-line oversight, more targeted monitoring with data analytics, the strengthening of 'Speak Up' culture and evolving external regulations and enforcement priorities (e.g. data privacy globally and human genetic resources in China). Regardless of cause(s), we see increased reporting of low impact incidents (as opposed to medium or high impact), a positive trend that enables the enterprise to learn and intervene early before non-compliance escalates or leads to systemic issues.

### Anti-bribery and anti-corruption BV

We do not tolerate bribery or any other form of corruption. We conveyed our commitment to ethical behaviour in the 2020 annual Code training, reinforced through anti-bribery/anti-corruption training materials delivered and made available to relevant employees and third parties, including mandatory, periodic training for selected business units and roles.

Bribery and corruption remains a business risk as we launch new medicines in markets across the globe and enter into collaborations, and the risk is a focus of our third-party risk management process, as well as our Business Development due diligence procedures. It is also a focus of our monitoring and audit programmes. The majority of marketing company audits include anti-bribery/anti-corruption work programmes.

#### Code of Ethics

We are committed to employing high ethical standards when carrying out all aspects of our business globally. Our Code of Ethics (the Code) is based on our Values, expected behaviours and key policy principles. It applies to all Executive and Non-Executive Directors, officers, employees and temporary staff, in all companies within our Group worldwide. It empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term, by outlining our commitments in simple terms and focusing on why these commitments matter. The Code is at the core of our compliance programme. It has been translated into approximately 40 languages and guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2020, 100% of all active employees completed the annual training on the Code of Ethics.

The Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. These Global Policies continue to be complemented by underlying Global Standards, which define the global requirements we follow to deliver our business consistent with the Values, behaviours, commitments and principles embodied in our Code and Global Policies. Our Code and Global Policies, together with relevant Global Standards and Position Statements, are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work.

A Finance Code complements the Code and applies to the Chief Financial Officer, the Group's principal accounting officers (including key Finance staff in all overseas subsidiaries) and all managers in the Finance function. This reinforces the importance of the integrity of the Group's Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes.

AstraZeneca Annual Report & Form 20-F Information 2020 / Business Review 61

# Business Review
## Commercial
*continued*

### Transparency reporting

AstraZeneca is committed to the highest standards of conduct in all our operations, including the disclosure of payments to healthcare practitioners (HCPs), healthcare organisations (HCOs) and patient organisations, with full transparency where recipients have provided consent and in accordance with all current local, state and global-level obligations covering the 46 markets with existing reporting requirements. For the 2020 disclosure period (of 2019 data), AstraZeneca disclosed 974,000 payments totalling $899 million in payments or transfers of value to 174,000 unique covered recipients.

We continue to monitor the external landscape to ensure that the Company is prepared to meet new obligations and are progressively heading towards increased disclosure in additional markets globally and, in all locations, we are committed to ensuring that payments are justified and reasonable.

For more information, see our transparency page, www.astrazeneca.com/sustainability/ethics-and-transparency.html.

## Operations

**Our manufacturing and supply function has continued to support our growth by delivering every new launch on time and in full, and sustaining strong customer service and product lead-time reductions.**

2020 marks the completion of the delivery of our Operations 2020 plan designed to enhance supply capabilities to respond better to the expanding patient and market needs. In 2020, we delivered 91 successful market launches and 3 pre-registration launches. We will further evolve our manufacturing and supply capabilities through the launch of our new Operations 2025 plan, aligned to our Company strategy. Our Operations 2025 plan will focus on scaling our capabilities to support the continued growth of our portfolio, combined with leveraging the benefits of new manufacturing technology and digital innovation across our end-to-end supply chains.

### Quality, regulation and compliance

We are committed to high product quality, which underpins the safety and efficacy of our medicines. We maintain a comprehensive quality management system to assure compliance and quality. Similarly, we set strict standards for safety, health and environment at each of our sites. During 2020, our site safety protocols were updated in response to the global outbreak of COVID-19 to reduce the risk of workplace transmission. Manufacturing facilities and processes are subject to rigorous and continuously evolving regulatory standards. They are subject to inspections by regulatory authorities, which are authorised to mandate improvements to facilities and processes, halt production and impose conditions for production to resume.

To ensure compliance with global Good Manufacturing Practice (GMP) regulations, the Operations Quality team continuously reviews and strengthens the Quality Systems at our manufacturing sites through internal audit programmes, external intelligence and sharing learnings between sites. In 2020, these measures helped us successfully achieve zero critical observations from 14 independent inspections. We review observations from these inspections together with the outcomes of internal audits and, where necessary, implement improvement actions.

We are committed to maintaining the highest ethical standards and compliance with internal policies, laws and regulations. We review and comment upon evolving national and international compliance regulations through our membership of industry associations, including IFPMA, EFPIA and PhRMA.

### Supply chain management

We need an uninterrupted supply of high-quality materials along our end-to-end supply chains. This includes our active pharmaceutical ingredients (APIs) and, with most of our API manufacturing outsourced, we place great importance on our global external sourcing and procurement organisations and policies, as well as our integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as natural or man-made disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials. During 2020, we activated our business continuity plans to maintain supply of medicines to patients and mitigate against any risk of disruption caused by COVID-19.

As a consequence of the UK leaving the EU on 31 January 2020, we continued to work both internally and externally with our suppliers on our readiness for the impact of the transition period ending on 31 December 2020, with a view to mitigating the effect on our business.

We continue to maintain a range of mitigations, including revised logistics channels, additional warehousing, the potential to move clinical trial-related activities, stock building of final product and manufacturing-related goods, movement of stock locations, and assessment of the opportunity for supplier substitution. While we have continued to make progress in our preparations, it is possible that adverse events, such as border delays, will impact supplier activities. Issue management may therefore play a key element in our ability to maintain safe supply of our medicines and ongoing business operations more generally in 2021. In addition, we have continued to engage with regulators and governments to ensure that they have a clear view on the potential impact on pharmaceutical supply chains.

62 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Strategic Report

### Supply chain finance

AstraZeneca has a supply chain finance programme to support the cash flow of its external supply base. This programme, supported by Taulia Inc. and Greensill Capital, provides suppliers with visibility of invoices and payment dates via a dedicated platform. Suppliers can access this platform free of charge and have flexibility to select individual invoices for early payment. On election of an early payment, a charge is incurred by the supplier based on the period of acceleration, central bank interest rate and the rate agreed between Taulia Inc. and each supplier. All early payments are processed by Greensill Capital and AstraZeneca settles the original invoice amount with Greensill Capital at maturity of the original invoice due date.

The programme is live in the US, UK, Sweden, Germany and Australia, with expansion into other countries under review. As of December 2020, the programme had 3,396 suppliers enrolled and a potential early payment balance of $248 million.

For more information on supply chain financing, see Note 20 on page 207.

### Responsible supply chain BV

Every employee and contractor who sources goods and services on behalf of AstraZeneca is expected to follow responsible business processes, which are embedded into our Global Standard for the Procurement of Goods and Services. All our procurement professionals receive training on our Code of Ethics which contains our expectations on responsible procurement.

We monitor compliance through assessments and improvement programmes and we will not use suppliers who are unable to meet our standards. Our Global Standard Expectation of Third Parties is published on our website, www.astrazeneca.com/sustainability. We conducted a total of 16,197 assessments in 2020 (2019: 15,519).

In 2020, we conducted 48 audits on high-risk suppliers (external manufacturing partners), seeking to ensure that they employ appropriate practices and controls. 6% of these suppliers fully met our expectations, with a further 94% implementing improvement plans to address minor instances of non compliance. Through our due diligence process, no high-risk engagements were rejected.

For more information on our Responsible supply chain, see, www.astrazeneca.com/sustainability.

### Manufacturing capabilities

Our principal tablet and capsule formulation sites are in the UK, Sweden, China, Puerto Rico and the US, with local/regional supply sites in Russia, Japan, Indonesia, Egypt, India, Germany, Mexico and Brazil. We also have major formulation sites for the global supply of parenteral and/or inhalation products in the US, Sweden, France, Australia and the UK. Most of the manufacture of APIs is delivered through the efficient use of external sourcing that is complemented by internal capability in Sweden.

In January 2020, AstraZeneca re-acquired the Reims packing and distribution centre from Avara Reims Pharmaceutical Services. This transaction saw the site and former Avara Reims employees transfer to AstraZeneca. The transition of the Reims site into the AstraZeneca network, including full IT systems integration, remains on schedule for completion in early 2021.

In September 2019, we announced our intention to exit our manufacturing facility at Wedel in Germany by late 2021, and we remain on track to exit the facility to plan.

For biologics, our principal commercial manufacturing facilities are in the US (Frederick, MD; Greater Philadelphia, PA), the UK (Speke) and the Netherlands (Nijmegen), with capabilities in process development, manufacturing and distribution of biologics, including global supply of mAbs and influenza vaccines. In Sweden, we have continued to complete extensive qualification of our new biologics drug product manufacturing facility. We have commenced GMP manufacturing activity ahead of seeking regulatory approval in 2021 in order to begin commercial supply. In 2020, we announced a long-term supply agreement with Samsung Biologics to provide large-scale commercial manufacturing for drug substance and drug product. This new collaboration enables us to expand our global biologics manufacturing capability into Asia Pacific.

At the end of 2020, approximately 14,300 people were employed at 26 Operations sites in 16 countries.

## Business development

**Business development, specifically partnering, is an important element of our business. It supplements and strengthens our pipeline and our efforts to achieve scientific leadership.**

We work with others around the world, including academia, governments, industry, scientific organisations and patient groups, as well as other pharmaceutical companies, to access the best science to stimulate innovation and accelerate the delivery of new medicines to target unmet medical need. We currently have more than 800[1] collaborations around the world.

Our business development activity takes many forms and can be broadly grouped into:

> alliances, collaborations and acquisitions to enhance our portfolio and pipeline in our main therapy areas
> divestments of non-priority medicines.

### Alliances, collaborations and acquisitions

We continue to assess opportunities to make strategic, value-enhancing additions to our portfolio and pipeline in our main therapy areas, including through in-licensing and acquisitions. No company acquisitions were completed in 2020, however, we acquired a preclinical oral PCSK9 inhibitor programme from Dogma Therapeutics. We aim to take the programme forward into clinical development for dyslipidaemia, or abnormal amount of lipids in the blood, and familial hypercholesterolemia, a common genetic condition that causes high cholesterol. PCSK9 is a protein that regulates the level of low-density lipoprotein (LDL), or 'bad' cholesterol in the blood. Increased activity of PCSK9 is associated with high LDL cholesterol. The acquired PCSK9 inhibitors are small molecules that bind directly to a novel part of PCSK9 and have shown to block its activity and lower LDL cholesterol in preclinical models. There are currently no oral PCSK9 inhibitors available to patients or in clinical development. We also acquired MSC-1, an anti-LIF antibody, from Northern Biologics. MSC-1 has completed Phase Ia clinical studies for the treatment of solid tumours.

AstraZeneca Annual Report & Form 20-F Information 2020 / Business Review 63

Strategic Report

behaviours that are inconsistent with our Values and Code of Ethics), demonstrating inclusive leadership and responding to allegations of misconduct. We have multiple channels available for reporting. Allegations are taken seriously and handled in a manner that is sensitive to the confidentiality and security of those making a report and is subject to global oversight.

AstraZeneca has been an ongoing contributor to the investor-led Workforce Disclosure Initiative (WDI) since its inception in 2017.

## Human rights BV

Our Code of Ethics and Human Rights Statement commit us to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence, such as our third-party providers. To that end, we integrate human rights considerations into our processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our supply chains or any part of our business. We provide assurance annually to the Audit Committee and our full statement required under section 54 of the UK Modern Slavery Act 2015 and Section II (14) of the Australian Modern Slavery Act 2018 is available on our website, www.astrazeneca.com.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's (ILO) standards on child labour and minimum wages. We have been members of the United Nations Global Compact on Human Rights since 2010.

We measure human rights by means of a labour review survey every two years in all countries where we have a presence. Where local gaps to ILO minimum standards are identified, we put in place local plans to close those gaps where allowed by relevant national legislation. Based on the last report, we have improved our practices to meet a number of standards, including the length of breaks during the working day in Hungary, which means 100% of countries now meet this minimum standard. 100% of countries also now meet the minimum standard for paid holiday. We have increased maternity paid leave up to the minimum standard of 14 paid weeks in Mexico, Malaysia, Thailand, Saudi Arabia and Egypt. In addition to these achievements, all countries now have a grievance policy in place and have implemented measures to prevent and deal with any kind of harassment or discrimination in the workplace. Our reporting in this area is assured by Bureau Veritas.

In 2017, we signed up to the 'Fair Wage' database. These independently produced data were used in our end of 2018 and 2020 surveys to measure against the real earnings of all our employees, and we performed well.

For more information about the assurance provided by Bureau Veritas, see page 275. For more information on our restructuring programme, see the Financial Review from page 82.

## Managing change BV

In December 2020, we took the decision to transform our customer engagement model in our US business, in order to adapt to changing customer needs, and to deliver against our evolving portfolio of medicines. As a result of these changes, we will remove approximately 500 positions. We are committed to making outplacement services available to support our impacted employees through this period.

For more information on our restructuring programme, see the Financial Review from page 82.

## Employee relations BV

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. In July 2019, we established a new Global Function for Employee Relations.

The purpose of this function is to build and maintain a positive work environment where every employee can feel safe, with the right terms and conditions, productive, motivated and able to speak up. The Board of Directors, in collaboration with our Global Compliance and Employee Relations functions, supports our efforts to create a 'Speak Up' culture to encourage employees to express their opinions and prevent and detect any behaviour not in line with our Values, Code of Ethics and Global Standards. The Audit Committee also checks the sexual harassment and harassment and bullying process activities and cases periodically.

To achieve this objective, we also work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses. According to our internal Human Rights survey carried out in 2020, 75% of our employees recognise and have a relationship with trade unions. Where trade unions do not exist in an area of operation, 100% of countries have established arrangements to engage similarly with their workforce.

## Safety, health and wellbeing BV

We work to promote a safe, healthy and energising work environment for our workforce and partners. Our standards apply globally and are stated in our Code of Ethics as described on page 61 and are available on www.astrazeneca.com/sustainability. We have established and monitor a set of safety, health and wellbeing targets aimed at supporting our workforce and keeping AstraZeneca among the sector leaders in performance. Our performance in this area is in the Sustainability Report and Sustainability Data Summary available on www.astrazeneca.com/sustainability and is assured by Bureau Veritas.

For more information about the assurance provided by Bureau Veritas, see page 275.

### Safety

#### Vehicle collisions

| Year | Collisions per million km[1] | Target not to exceed |
|---|---|---|
| **2020** | **2.21** | **3.20** |
| 2019 | 2.84 | 3.39 |
| 2018 | 3.69 | 3.58 |
| 2017 | 4.05 | 3.76 |
| 2016 | 4.66 | 4.00 |
| 2015 baseline | 4.13 | |

[1] AZ overall collisions per million km for 2018 has been revised after amendments from the US Commercial Group.

#### Work-related injuries

| Year | Reportable injury rate per million hours worked[2] | Target not to exceed |
|---|---|---|
| **2020** | **0.63** | **1.25** |
| 2019 | 1.11 | 1.37 |
| 2018 | 1.32 | 1.50 |
| 2017 | 1.48 | 1.60 |
| 2016 | 1.57 | 1.69 |
| 2015 baseline | 1.78 | |

[2] Reportable injury rate for 2019 revised due to late confirmation of injuries.

As shown above, we made further progress against our strategic targets in 2020, achieving a 46% reduction in vehicle collision rate and a 64% reduction in the work-related injury rate from the 2015 baseline. In addition, there were no work-related fatalities during 2020. Building on our previous success in establishing a culture of health and wellbeing, we continued to focus on active health promotion. We have programmes to address all four essential health activities – healthy eating and drinking, physical activity, tobacco cessation, and mental wellbeing – at 86%[3] of our sites.

[3] For sites that did not respond to the 2020 Healthy You Survey, the responses from earlier year(s) were used.

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## Sustainability

We are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet.

### Overview

> Seventy Healthy Lung partnerships.
> Sixth anniversary of Healthy Heart Africa and country expansion to Uganda.
> The Young Health Programme partnership with UNICEF announced six accelerator countries to lead joint effort for youth health.
> Switched to 99.9% renewable imported electricity in 2020.
> Gave more than $76 million through our community investment activities.
> Employees volunteered more than 28,000 hours on community projects globally.
> Sustainability strategy focused on access to healthcare, environmental protection, and ethics and transparency.

## Benchmarking and assurance

Recognition of our work in sustainability

| | |
|---|---|
| DJSI | > Named in the Dow Jones Sustainability World and Europe Indices.<br>> Attained industry-best scores for: Environmental Reporting, Social Reporting, and Strategy to Improve Access to Drugs or Products. |
| FTSE4Good | > Named as a FTSE4Good Index Series constituent, which is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices. |
| CDP | > Water Security A List – in recognition of our commitment to transparency around environmental risks and demonstration of sustainable water management.<br>> Climate Change A List and Supplier Engagement Leader Board – in recognition of our strategy and actions to reduce emissions and manage the risks associated with climate change, in our direct operations and our wider value chain. |
| ATMI | > Retained a place among the top ten companies of the Index.<br>> Recognised for strong performance in governance and compliance, and health system strengthening.<br>> Ranked 3rd in Governance of Access, 6th in Research and Development, and 6th in Product Delivery. |
| ISAE3000 Assured | > Bureau Veritas has provided independent external assurance to a limited level in accordance with the International Standard on Assurance Engagements 3000 (ISAE3000), and in accordance with ISAE3410 Assurance Engagements on Greenhouse Gas Statements for the sustainability information contained within this Annual Report and Form 20-F. |

For more information, see Sustainability: Supplementary Information on page 275 and the letter of assurance available on www.astrazeneca.com/sustainability.

### Our approach

We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. We operate in a way that broadens access to healthcare and addresses health disparity, minimises the environmental footprint of our products and processes, and ensures that ethics and transparency underpin everything we do.

Our approach to sustainability is aligned with our Purpose, business strategy and stakeholder engagement, allowing us to maximise the benefit for our patients, our business, broader society and the planet. As outlined below, we have a global sustainability strategy that integrates sustainability practices throughout our operations and is based on a structured materiality assessment that engages external and internal stakeholders. We measure our progress through annual and long-term targets, and share periodic updates with analysts, institutional investors, and credit and sustainability rating agencies.

We recognise the connection between enterprise risk management and sustainability management. Enterprise risk management helps inform the sustainability materiality assessment and we have better aligned our risk and sustainability classifications. Sustainability is considered throughout our quarterly risk reviews.

We show performance in our Sustainability Data Summary. Expanded discussion about our sustainability journey is in our 2020 Sustainability Report.

### Sustainability governance

Sustainability governance frames how we operate. During 2020, Geneviève Berger, Non-Executive Director, oversaw sustainability matters on behalf of the Board. Nazneen Rahman, Non-Executive Director, assumed these responsibilities from January 2021. Our ambition is to be a leader in sustainability by delivering the strategy from the materiality assessment carried out in 2018 and as outlined in our Sustainability Report. Katarina Ageborg, Executive Vice-President, Sustainability and Chief Compliance Officer, and President AstraZeneca AB, Sweden, is responsible for the global strategy, and performance measures are tracked by the SET on the quarterly Company Scorecard.

Our Sustainability Advisory Board comprises five SET members and four external sustainability experts. In 2020, it provided guidance on strategic direction, recommendations for opportunities, and insights and feedback. Throughout the year, we engaged with employees and external stakeholders, including investors, Ministries of Health, NGOs, patients and suppliers.

Learn more on our website, www.astrazeneca.com/sustainability.

72 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

## Our sustainability strategy

At AstraZeneca, health is our business and our contribution to society. How we operate supports sustainable ecosystems for healthcare that benefit people and our planet through science-based innovation.

Our aspiration is for a sustainable, healthy future where we continue to be an active participant for a healthy society, planet and business. Our pioneering medicines touch the lives of millions of people so it is a business imperative that we are partners and activists for solutions to global health. At the heart of our sustainability approach is access to healthcare and its connection to environmental protection, and ethics and transparency.

| Our pillars | 1. Access to healthcare<br>Health is key for thriving people, planet and business | 2. Environmental protection<br>The health of the planet impacts all life | 3. Ethics and transparency<br>Equality and prosperity for all fosters healthy societies |
|---|---|---|---|
| Our ambitions to 2025 | Work towards a future where all people have access to sustainable healthcare solutions for life-changing treatment and disease prevention. | Demonstrate global leadership to proactively manage our environmental impact across all our activities and products. | Create positive societal impact and promote ethical behaviour in all markets across our value chain. |
| The connection to human health | Innovative healthcare solutions are essential to improving global health outcomes. | Supporting a healthy environment helps prevent the onset of certain diseases and improves health outcomes. | Fostering a culture of doing the right thing across our value chain promotes health and wellbeing. |
| Our material issues | Disease prevention and treatment, Responsible R&D, Investments in health systems, Environment's impact on health, and Affordability. | Product environmental stewardship, Greenhouse gas reduction, Pharmaceuticals in the environment, Water stewardship, and Waste management. | Ethical business culture, Inclusion and diversity, Talent and workforce evolution, Workforce wellbeing and safety, Responsible supply chain, and Human rights. |
| Why it matters | Access to healthcare at AstraZeneca goes beyond our medicines. We are working towards a future where all people have access to sustainable healthcare solutions. We are working towards transforming the future of healthcare along the continuum from prevention and awareness to diagnosis and treatment. We innovate across our therapy areas to address the challenges of diseases for patients, and their unmet medical need. We recognise that healthcare delivery systems may be complex and multi-layered and we collaborate with experts to foster patient-centred quality healthcare designed to improve the health outcomes of patients. Our internal initiatives place a strong emphasis on the role of health in workforce wellbeing and safety, our supply chain and environmental stewardship.<br><br>Information in respect of our focus areas in broadening access to healthcare can be found in this Annual Report as follows:<br><br>> Investments in health systems, see Access to healthcare on page 73.<br>> Disease prevention and treatment, see Access to healthcare on page 73.<br>> Affordability, see Pricing and delivering value on page 58.<br>> The environment's impact on health, see our Sustainability Report available on our website.<br>> Responsible R&D, see our Sustainability Report available on our website. | We are taking climate action now because we recognise the strong connection between a healthy planet and healthy people. With health at the heart of our business, we work to foster environments in which all life can thrive – seeking opportunities for environmental stewardship and mitigating climate impacts by managing natural resources and ensuring environmental safety of our products across our operations and value chain.<br><br>Information in respect of our focus areas in protecting the environment can be found in this Annual Report as follows:<br><br>> Greenhouse gas emissions reduction, see page 75 and page 275.<br>> Waste management, see page 75.<br>> Water stewardship, see page 75.<br>> Product environmental stewardship, see page 75.<br>> Pharmaceuticals in the environment, see page 76. | We want to be valued not only for our medicines, but also for the way we work. We believe integrity, respect and transparency comprise the foundation of a healthy business culture. We build trust by demonstrating ethical business practices and fair treatment in everything we do across our value chain and in society.<br><br>Information in respect of our focus areas in ethics and transparency can be found in this Annual Report as follows:<br><br>> Ethical business culture: our Values and norms, practices, standards and principles that guide the actions and behaviour of employees, including our Code of Ethics (see page 61), and acting in an ethical manner that goes beyond compliance with policies, laws and regulations. This applies across all our operations and our entire value chain and includes:<br>– Bioethics (including animal welfare), see page 54.<br>– Anti-bribery and anti-corruption, see page 61.<br>– Intellectual property, see page 65.<br>– Responsible sales and marketing, see page 61.<br>– Transparency reporting, see page 62.<br>> Inclusion and diversity, see page 69 and page 120.<br>> Employee relations, see page 71.<br>> Safety, health and wellbeing, see page 71.<br>> Responsible supply chain, see page 63.<br>> Human rights, see page 71. |
| Our global development impact | 3, 17 | 12, 13, 17 | 5, 8, 17 |

For more information on our targets and performance, and contribution to the UN Sustainable Development Goals, see our 2020 Sustainability Report available on our website, www.astrazeneca.com/sustainability.

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*continued*

## Access to healthcare BV

We are working towards our 2025 ambition by:

> Innovating – to deliver life-changing medicine.
> Partnering – to improve access and affordability.
> Transforming – for the future of healthcare.

In working to achieve this:

> We invest in health systems around the world to ensure that patients have access to healthcare.
> We make changes to address affordability, ensuring our medicines are accessible.
> We support disease prevention and treatment whenever possible, through screenings, awareness programmes and training healthcare professionals.

Below, we highlight some of our key access to healthcare programmes and initiatives. Further examples in this Annual Report include the Young Health Programme (see this page) and Emerging market healthcare (see page 61). More detail on our access programmes can be found in our 2020 Sustainability Report, available on our website, www.astrazeneca.com/sustainability.

### Healthy Lung

The Healthy Lung initiative aims to support increased awareness and prevention; earlier diagnosis; improved treatment and disease management; and establishing standards of care in line with international best practice for asthma and COPD.

Since inception, Healthy Lung has:

> Supported the training of more than 103,000 healthcare professionals.
> Enabled diagnosis of more than 1.56 million cases of asthma and/or COPD.
> Activated more than 2,530 Respiratory Centres.
> Aligned 131 national care guidelines and care pathways to international best practice.

The programme is present in Asia, Latin America, and the Middle East and Africa.

Healthy Heart Africa (HHA) is AstraZeneca's innovative programme committed to tackling hypertension (high blood pressure) and the increasing burden of cardiovascular disease (CVD) in Africa. To achieve this, HHA supports local health systems by increasing awareness of the symptoms and risks of hypertension and by offering education, screening, treatment where appropriate, and control. The programme is currently active in both East and West Africa.

Since launching in Kenya six years ago and subsequently expanding to Ethiopia, Tanzania, Ghana and Uganda, HHA has:

> Conducted 16.7 million blood pressure screenings in the community and in healthcare facilities.
> Trained more than 7,360 healthcare workers, including doctors, nurses, pharmacists and community health volunteers.
> Activated more than 820 healthcare facilities in Africa to provide hypertension services.
> Identified more than three million elevated blood pressure readings.

### Young Health Programme

The Young Health Programme (YHP) is a non-communicable disease (NCD) prevention programme focused on young people aged 10 to 24 and delivered in partnership with Plan International UK, Project Hope and more than 30 other not-for-profit organisations around the world. In 2020, UNICEF joined YHP as its newest partner, expanding advocacy activities in Angola, Belize, Brazil, Indonesia, Jamaica and South Africa. Together with UNICEF, YHP aims to reach five million young people, train 1,000 youth advocates and positively shape public policy around the world through 2025.

In 2020, we directly reached more than one million young people with health information on NCDs and risk behaviours and trained more than 54,000 peer educators and healthcare workers. We launched new programmes in Bulgaria, Colombia, Egypt, France, Slovenia and the UK and, in line with our goal to support the development of young leaders, we offered 20 scholarships in partnership with One Young World.

A number of YHP countries completed multi-year programme evaluations in 2020 to measure changes in young people's knowledge, attitude and behaviours towards NCDs and NCD risk behaviours. In Kenya, preliminary findings show substantive changes between baseline (n=470) and final evaluation (n=424), for example: current smokers decreased from 47.2% at baseline to 5.9% at final evaluation; young people not meeting the WHO recommendation of fruit and vegetable intake declined from 93.1% at baseline to 37.8 % at final evaluation; and young people not meeting the WHO recommendation for physical activity declined fivefold from 71.7% at baseline to 16.3% at final evaluation. It is our hope that this behaviour change will continue, positively influencing the future health outcomes of these young people.

The COVID-19 pandemic had a significant impact on young people around the world. We adapted our health education programming to reach more than 2 million young people digitally and, where appropriate, included COVID-19 information. We provided grants to support hygiene and education programmes to UNICEF, Plan International and Project Hope to support their humanitarian relief efforts. We also provided Johns Hopkins Bloomberg School of Public Health with a grant to support a new 18-month research project to understand the challenges and implications of the pandemic on young people living in urban poor communities in 11 cities around the world.

Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com.

## Environmental protection BV

We follow the science to protect the planet by managing our impact on the environment across our value chain, from R&D activities, our own operations, into our supply chain and customer use of products. Our 2020 targets (against a 2015 baseline) included:

> Reducing our Scope 1 and 2 greenhouse gas (GHG) footprint by 50% to 314 $ktCO_2e$.
> Limiting the increase in our energy consumption to no more than 6% to 1,938 GWh.
> Limiting the increase in our waste generation to less than 24% to 38,173 tonnes.
> Reducing water use by 10% to 3.89 million $m^3$.

In 2020, $19 million (2019: $15 million) was invested in natural resource efficiency projects at our manufacturing and R&D sites, and a further $28 million has been committed for 2021.

74 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

Strategic Report

### Scope 1 and 2 greenhouse gas footprint emissions (tonnes $CO_2e$)[1,2]

| | |
|---|---|
| 2020 | 248,006 |
| 2019 | 385,487 |
| 2018 | 413,087 |

**248,006 tonnes $CO_2e$**

| 2015 Baseline

### Energy consumption (MWh)[1,2]

| | |
|---|---|
| 2020 | 1,595,330 |
| 2019 | 1,741,955 |
| 2018 | 1,850,984 |

**1,595,330 MWh**

% total site energy (heat and power) from renewables[1]
2020: 44%
2019: 31%
2018: 30%

| 2015 Baseline

### Waste production (tonnes)[2,3,4]

| | |
|---|---|
| 2020 | 30,262 |
| 2019 | 34,173 |
| 2018 | 31,059 |

**30,262 tonnes**

| 2015 Baseline

### Water use (million m³)[2,4]

| | |
|---|---|
| 2020 | 3.44 |
| 2019 | 3.51 |
| 2018 | 3.98 |

**3.44 million m³**

| 2015 Baseline

1 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. Our primary GHG footprint KPI is emissions from all Scope 1 and 2 categories. Previously we included select Scope 3 sources, which are now calculated in our Scope 3 reporting. Numbers have been updated for all three years. The majority of adjustments made are not material individually, except for Scope 1 road fleet (Scope 1 reporting boundary adjusted to leased vehicles only, with personal vehicles accounted in Scope 3). The data quoted in this Annual Report are generated from the revised data.
2 The data coverage includes 100% of sites that are both owned and controlled globally.
3 Construction and Demolition data is excluded from waste data.
4 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. Adjustments have also been made due to change in site ownership.

### Greenhouse gas emissions reduction

We launched our Ambition Zero Carbon strategy in January 2020 to accelerate all of our decarbonisation plans. This strategy supersedes our previous Operational GHG footprint target that was a combination of Scope 1, 2 and selected Scope 3 sources. We are taking actions to eliminate Scope 1 and 2 GHG emissions from our sites and fleet by 2025, without carbon credits, and to become carbon negative across our entire Scope 3 value chain by 2030. To support achievement of these goals we joined The Climate Group's energy productivity campaign 'EP100' in 2020 and accelerated our existing commitments to renewable energy, RE100, and having a zero emission marketing fleet, EV100.

Our new GHG targets exceed the Science Based Targets initiative (SBTi) reductions required to keep warming to 1.5 degrees celsius, the most ambitious goal of the Paris Agreement. Our total Scope 1 and Scope 2 emissions have been reduced by 60% from our 2015 baseline. Although our Scope 3 emissions sources continue to fluctuate, we have made progress towards our 2025 science-based targets for these emission sources through strategic developments, including committing to changing the propellants used in our inhalers, improving our switching of freighting of goods from air to sea and rail, and engaging our key suppliers to set science-based targets and renewable energy goals.

For more information on our pressurised metered-dose inhaler (pMDI) therapies, see the Product environmental stewardship section below.

### Energy use

We recognise that energy efficiency is the key to a sustainable and cost-effective GHG reduction plan. By 2025, we aim to reduce total energy consumption by 10% from our 2015 baseline, double our energy productivity relative to revenue, and substitute 100% of our energy demand with certified renewable sources for power and heat. Our resource efficiency capital fund invested $19 million in resource efficiency projects in 2020, such as LED lighting and utility efficiency at our Macclesfield, UK site. In 2020, our energy use was 1,595 GWh, a decrease of 13% from our 2015 baseline and we achieved 99.9% supply of certified renewable imported power across all our sites worldwide.

For more information on GHG emissions reporting, see Sustainability: Supplementary Information on page 275.

### Waste management

Due to anticipated activity growth across our site network in 2020, we aimed to limit increases in our waste volumes to a 24% increase from our 2015 baseline. In 2020, our total waste was 30,262 metric tonnes, a 2% decrease on 2015. As waste generation is linked to production volumes, our waste reduction ambitions are going to be challenged as our business grows. However, we are focusing on processes to boost our operational efficiency and investing in waste reduction projects to help us reach our target to reduce waste generation by 10% by 2025. While waste prevention is an essential goal, we seek to maximise treatment by material recycling and avoiding landfill disposal when prevention is impractical.

### Water stewardship

We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. In 2020, we targeted a 10% reduction from our 2015 water use. In 2020, our water footprint was 3.44 million m³, a 20% reduction from our 2015 baseline. Water reduction and reuse projects throughout our site network have improved the efficiency of water use across our operations. In 2020, we collaborated with WWF to analyse the physical, reputational and regulatory water risks across our global operations to establish how we can strengthen our water stewardship programme.

### Product environmental stewardship

We are committed to ensuring effective environmental management of our products from pre-launch through to product end-of-life. We work at all stages of a medicine's life-cycle from the design of API production and formulation processes, devices and packaging through to distribution, patient use and final disposal. We prioritise our efforts guided by our life-cycle assessment (LCA) programme that identifies where, in the product value chain, the most significant environmental impacts occur.

During 2020, we finalised a Product Sustainability Index scoring methodology covering significant categories of environmental impact. As we roll out this framework across the business, it will ensure that environmental impacts are understood and minimised throughout the development and commercialisation of a product. A key product-related element of our Ambition Zero Carbon strategy, which launched in January 2020, is our commitment to become carbon

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*continued*

negative across our entire value chain by 2030 and to develop the next-generation respiratory inhalers with near-zero Global Warming Potential (GWP) propellants. We expect the propellant used in our next-generation pMDI to have an environmental footprint, measured as GWP, that is 90-99% lower than propellants used in existing pMDIs. During 2020, we progressed a project spanning all key functions in the business to investigate alternative low-GWP propellant options from an environmental, technical, regulatory, medical, non-clinical and commercial viewpoint.

**Pharmaceuticals in the environment**
We aim to lead our industry in understanding and mitigating the effects of pharmaceuticals in the environment (PIE). An estimated 98% of pharmaceuticals get into the environment as a result of patient use (excretion or improper disposal). While API discharge from production is only a small proportion of the environmental burden, it is the part we as an industry can deal with directly. We manage the manufacturing discharge of our APIs in a responsible manner to ensure that we do not exceed the safe discharge standards from all of our own manufacturing sites and from at least 90% of key suppliers. We review compliance with these safe discharge standards annually.

As part of our progress towards our 2025 environmental targets, our 2020 targets included:

> Safe API discharges for AstraZeneca sites (100%) and globally managed first-tier suppliers (>90%). Target met.
> Management of PIE through our ecopharmacovigilance programme. Target met.

A thorough assessment of the environmental risks resulting from the patient use of all our APIs has indicated that all our medicines currently pose low or insignificant environmental risk and our ongoing ecopharmacovigilance of published data on our APIs has not highlighted any additional risks or changed our safe discharge concentrations.

Further information on our efforts in these areas, including environmental risk assessment data for our medicines, is available on our website, www.astrazeneca.com/sustainability/environmental-sustainability.

## Contributing to society
We aim to make a significant financial and non-financial contribution to the communities in which we operate. This comprises our medicines for patients and our focus on sustainability for people and the environment. As a science-led, patient-focused pharmaceutical company, our innovative medicines impact millions of lives annually. But our contribution to society extends beyond this to include our wider efforts to benefit people and the planet. Additionally, wherever we work in the world, we aim to make a positive impact on our communities, making financial contributions, supporting healthcare and STEM education programmes, volunteering, and through product donations.

As a major investor, employer and taxpayer, we also make a significant contribution to the economies of all the countries in which we operate. We pay corporate income taxes, customs duties, excise taxes, stamp duties, employment and many other business taxes where applicable in the jurisdictions in which we operate. In addition, we collect and pay employee taxes and indirect taxes such as value-added tax.

**Community investment** BV
Our Global Standard on External Funding encompasses community investment and provides guidance to ensure a consistent, transparent and ethical approach around the world, based on local need. Our activities are focused on healthcare in the community and supporting science education. They include financial and non-financial contributions. In 2020, we gave more than $76 million (2019: $72 million) through our community investment activities to more than 1,300 non-profit organisations in 88 countries. The amount includes more than $20 million (2019: $27.4 million) for product donations that were given in support of public health needs and disaster relief. In addition to these community investments, we also donated more than $1.6 billion (2019: $801 million) of medicines in connection with patient assistance programmes around the world, the largest of which is our AZ&Me programme in the US. The increase reflects a larger number of patients enrolled in our programme and the mix of products donated.

**25m**
Our access to healthcare programmes, including Healthy Heart Africa, Healthy Lung, Phakamisa, and Young Health Programme (YHP), have reached 25 million people (2019: 20.5 million).

**>$76m**
In 2020, we gave more than $76 million (2019: $72 million) through our community investment activities to more than 1,300 non-profit organisations in 88 countries

76 AstraZeneca Annual Report & Form 20-F Information 2020 / Strategic Report

BV Non-Financial Information Statement Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, AstraZeneca is required to include, in LWV 6WUDWHJLF 5HSRUW, D QRQ-QDQFLDO VWDWHPHQW containing certain information. As required by the Regulations, the Strategic Report contains information on the following matters, which include references to our relevant policies, due diligence processes and information on how we are performing against various measures in these areas: 1.25 million students and educators with and our virtual STEM festivals achieved > > > > > > Code of Ethics, see page 61. Environmental protection, see pages 73 to 76. People, see pages 68 to 71. Contributing to society, see pages 76 to 77. Respect for human rights, see page 71. Anti-bribery and anti-corruption, see page 61. Generation Health: How Science Powers Us reached more than one million students and has become a steadfast resource for teachers Information on the Group’s Principal Risks is included in Risk Overview (see from page 78) DQG LQIRUPDWLRQ RQ WKH QRQ-QDQFLDO NH\ performance indicators relevant to our business is included in Key Performance Indicators (see from page 18). A description of our business model is contained in Business Model and Life-cycle of a Medicine (see from page 8). our collaboration with Americares and the of the AstraZeneca HealthCare Foundation launched in 2010 to address heart health in for the Cambodia Breast Cancer Initiative. For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability. For more information on the Step Up! Young Health Global Grants Programme, visit www.younghealthprogrammeyhp.com. For more information on Generation Health, visit www.howsciencepowersus.com. For more information on the AstraZeneca HealthCare Foundation’s Connections for Cardiovascular HealthSM programme, visit www.astrazeneca-us.com/foundation. For more information on the AstraZeneca HealthCare Foundation, see the Glossary from page 280. 77 AstraZeneca Annual Report & Form 20-F Information 2020 / Business Review Strategic Report Making a positive impact on our communities is also about volunteering. We encourage our employees to volunteer and support their efforts with one day’s leave for community service. In 2020, our employees volunteered more than 28,000 hours on community projects in countries around the world. medicines to post-menopausal breast cancer patients in the SHCH’s treatment cohort. During the year, the programme administered more than 18,500 units of free AstraZeneca the US. In 2020, CCH marked its tenth anniversary and launched CCH Next Generation by providing $1.02 million in grants to nine non-profit organisations for programmes that aim to help prevent, better manage and reduce cardiovascular disease. Sihanouk Hospital Center of Hope (SHCH) In 2020, we celebrated the twelfth year of We continue to support Connections for Cardiovascular HealthSM (CCH), a programme and parents in the US and around the world, as they look for resources to support at-home learning. registration of over 150,000 STEM enthusiasts around the world. Our signature initiative patient assistance programmes offer medicine for free to patients who cannot afford to pay. These programmes vary by country with the largest being AZ&Me in the US. AZ&Me is governed as a 501(c) (4) organisation, which categorises the activity for the purpose of social welfare and establishes specific governance requirements, which keeps it separate from our commercial business. As noted above, in some countries, our engaging and accessible STEM education, including our Ask a Scientist video series which generated more than 375,000 views, Product donation programmes Our global product donation partners are Americares, Direct Relief and Health Partners International of Canada. In 2020, we continued to support humanitarian efforts to provide healthcare to people with urgent medical needs in countries around the world, including Haiti, El Salvador and Myanmar. In 2020, our Step Up! Young Health Global Grants Programme provided a total of $198,000 to help 20 small, youth-focused non-profit organisations deliver innovative health promotion programmes in 15 countries around the world. In 2020, we reached over

# Sustainability:
## Supplementary Information

**External assurance**

Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

- Key Performance Indicators – Be a Great Place to Work, see page 21.
- Bioethics, including Clinical trials, Research use of human biological samples and Animal research, see pages 54 and 55.
- Emerging market healthcare, see page 61.
- Responsible sales and marketing, see page 61.
- Anti-bribery and anti-corruption, see page 61.
- Transparency reporting, see page 62.
- Responsible supply chain, see page 63.
- Human rights, see page 71.
- Managing change, see page 71.
- Employee relations, see page 71.
- Safety, health and wellbeing, see page 71.
- Sustainability, including Benchmarking and assurance, Our approach, Sustainability governance and Our Sustainability strategy, see pages 72 and 73.
- Access to healthcare, including Healthy Lung, Healthy Heart Africa and Young Health Programme, see page 74.
- Environmental protection, including Greenhouse gas emissions reduction, Energy use, Waste management, Water stewardship, Product environmental stewardship and Pharmaceuticals in the environment, see pages 74 and 75.
- Contributing to society, including Community investment and Product donation programmes, see pages 76 and 77.
- Taskforce on Climate-related Financial Disclosures statement, see page 276.

BV Used throughout this Annual Report to denote the sustainability information listed above, which has been independently assured by Bureau Veritas.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas's scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

### Greenhouse gas (GHG) reporting BV

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors' Reports) Regulations 2013. These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency (IEA), USEPA eGRID, US Green-e and the Association of Issuing Bodies (AIB) databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

**Global greenhouse gas emissions data for the period 1 January 2020 to 31 December 2020[1]**

| | Tonnes $CO_2e$ | | |
|---|---|---|---|
| | **2020** | 2019 | 2018 |
| Emissions from:<br>Scope 1: Combustion of fuel and operation of facilities[2,5] | **224,771** | 254,402 | 272,737 |
| Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3,5] | **23,235** | 131,085 | 140,350 |
| Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3,5] | **212,003** | 233,951 | 248,984 |
| Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue | **9.3** | 15.8 | 18.7 |
| Scope 3 Total: Emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories | **7,803,145** | 7,282,111 | 6,603,075 |
| Scope 3 intensity measurement: Scope 3 emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories normalised to million US dollar revenue. | **293** | 299 | 299 |
| | MegaWatt hours (MWh) | | |
| Total energy consumption[4,5] | **1,595,330** | 1,741,955 | 1,850,984 |

1 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. The majority of adjustments made are not material individually, except for Scope 1 road fleet (Scope 1 reporting boundary adjusted to leased vehicles only, with personal vehicles accounted in Scope 3), business air travel (updated methodology including well-to-tank emissions and more complete traveller data, leading to restated baseline), and upstream logistics (updated methodology including well-to-tank emissions, leading to restated baseline). The data quoted in this Annual Report are generated from the revised data.

2 Included in this section are GHGs from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.

3 GHGs from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring dual reporting using two emissions factors for each site – Market-based and Location-based. Our corporate emissions reporting and targets follow the Market-based approach.

4 The aggregate of: (i) the annual quantity of energy consumed from activities for which the Company is responsible, including the combustion of fuel at a facility or the operation of any facility; and (ii) the annual quantity of energy consumed resulting from the purchase of electricity, heat, steam or cooling by the Company for its own use.

5 Under the new Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018, the Company needs to disclose what proportion of this figure relates to energy use in the UK and offshore area. For 2020, the proportion of total global energy and emissions originating from AstraZeneca's UK and offshore area footprint were as follows: energy use 346 GWh (22%); Scope 1 emissions 55 kt$CO_2e$ (25%); Scope 2 emissions using Market-based accounting 0 kt$CO_2e$ (0%); Scope 2 emissions using Location-based accounting 15 kt$CO_2e$ (7%)%.

For more information see 'Energy Use' on page 75.

Learn more in our 2020 Sustainability Report on our website, www.astrazeneca.com/sustainability.

Additional Information

AstraZeneca Annual Report & Form 20-F Information 2020 / Sustainability: Supplementary Information 275

# Taskforce on Climate-related Financial Disclosures Statement

We support the Taskforce on Climate-related Financial Disclosures (TCFD) and aim to develop our disclosures in line with its recommendations. This is AstraZeneca's first report that follows the TCFD-recognised framework and it describes our process and actions as of 31 December 2020. All our business operations worldwide are in scope regardless of their function, unless otherwise stated. A full TCFD disclosure will be provided according to the Listing Rule for the 2021 reporting year onwards.

Our CDP response provides further disclosures on our approach to climate change and is available at https://www.cdp.net/en.

## Governance

Non-Executive Director, Geneviève Berger, oversees our sustainability strategy on behalf of the Board, including delivery of our Ambition Zero Carbon programme, and evaluates our performance against our targets and commitments.

As outlined on page 6, our CEO is responsible to the Board for the management, development and performance of our business, including AstraZeneca's Ambition Zero Carbon and climate-related risks and opportunities. Reporting to the CEO, the Executive Vice-President (EVP), Sustainability and Chief Compliance Officer (CCO) is responsible for the delivery of the AstraZeneca sustainability strategy, including our climate-related strategy and leads a quarterly update with the Board.

A number of strategic groups have been established to support delivery of our sustainability and climate strategies:

> An external Sustainability Advisory Board (SAB) advises on strategic direction, recommends opportunities and provides insight. Our SAB comprises five SET members (EVP, Sustainability and CCO; EVP, Operations and IT; EVP, Human Resources; EVP & President, BioPharmaceuticals R&D; and EVP & President, International) and four external sustainability experts (Pankaj Bhatia, Deputy Director, Climate Program, World Resources Institute; Dame Polly Courtice, Director, Cambridge Institute for Sustainability Leadership, University of Cambridge; Louise Nicholls, Managing Director of Suseco and Vice Chair of IEMA; and Rain Henderson, Founder, Elementor Advisors). The SAB met once in 2020 where an update was provided on our climate strategy.

For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

> In 2020, we established an Ambition Zero Carbon Governance Group with executive-level ownership, accountable for the delivery of our Ambition Zero Carbon programme. The group meets monthly and includes AstraZeneca's CEO; CFO; the EVP, Sustainability and CCO; and EVP, Operations and IT.

> In 2020, a TCFD steering group was also established with cross-functional membership to identify and proactively manage the physical and transitional risks and opportunities posed to AstraZeneca by climate change. The Board was updated on progress in September 2020.

The outcomes from the specialist groups are regularly reported to the AstraZeneca Board.

## Identifying and managing climate risk and opportunity

Our overall approach to risk management and a summary of our Principal Risks can be found from page 80. To inform the wider enterprise risk management process of any specific risks and opportunities posed by climate change and/or the transition to a low carbon economy, we have integrated climate assessments into the overall risk management process. In 2020, we conducted physical and transitional risk assessments and the process for these assessments is described below.

### Physical assessment

In 2020, working with environmental resource managements experts, ERM Group, Inc. (ERM), we conducted a screening study of two future climatic scenarios to explore our physical climate-related risks (floods, water scarcity, extreme heat, cyclones and wild fires); Representative Concentration Pathways (RCP) 4.5 (+2°C) and RCP 8.5 (+4°C) were used for this study. These scenarios were applied to 61 AstraZeneca sites with predictions out from 2020 to 2030 and 2050. The sites evaluated included all business-critical operations sites, R&D Hubs, IT centres and other strategic hubs; pure commercial sites were out of scope as they posed a low material risk. The outcome of these screening studies across the 61 sites was combined with a revenue-based assessment for each site to identify medium- to long-term risks.

### Transitional assessment

In 2020, working with ERM we defined the risks and opportunities associated with the transition to a low-carbon economy. To measure these transitional risks, we adopted two scenarios; a base case (~3.5°C) and low carbon (~2°C) scenario with predictions out to 2025, 2030, 2035 and 2040. Risks and opportunities were assessed at an enterprise level and product-specific level for the top ten brands where life-cycle assessment (LCA) data is available, representing approximately 50% of Total Revenue with examples from all therapy areas.

### Outcome of the physical and transitional assessments

As a result of this analysis, a new risk 'Failure to meet regulatory expectations on environmental impact, including climate change' has been added as a standalone risk to the Group's risk landscape. This risk has been shared with the Board and Audit Committee. The risk is not currently assessed to be financially material and does not impact our current business model. In many cases mitigation measures are already in place to address the risks and opportunities presented by climate change, including the transition to a low carbon economy. These risks and opportunities are explained in more detail in the table opposite/overleaf.

## Climate change and our strategy

The nature of the risks and opportunities we face depends not only on the physical aspects of climate change, but also changes in the regulations in the markets in which we operate, pressures to reduce the carbon footprints of specific medicinal products, and our ability to understand and shape a culture of climate action. Our response to the identified climate risks and opportunities requires enterprise-wide action, in addition to further integration of environmental considerations in drug development and manufacture, and a greater focus on responsible procurement and sourcing across the entire value chain.

To mitigate the impact of AstraZeneca's business operations on the environment, the Board of Directors approved a new climate strategy in 2019. Our Ambition Zero Carbon strategy was launched in January 2020 when we disclosed new targets to be zero carbon across our global operations by 2025 (Scopes 1 and 2) and be carbon negative across our entire value chain by 2030 (Scopes 1, 2 and 3). Ambition Zero Carbon goes beyond the verified reduction goals of our existing Scope 1 and 2 Science Based Targets to limit global warming to 1.5°C. To support achievement of Ambition Zero Carbon we will double energy productivity, use 100% renewable energy for both power and heat, and switch to a 100% electric vehicle fleet five years ahead of schedule. Our actions to tackle climate change include plans to launch next-generation near-zero Global Warming Potential (GWP) respiratory inhalers and plant 50 million trees under the 'AZ Forest' programme. Overall, the $1 billion Ambition Zero Carbon programme brings forward our decarbonisation plans by more than a decade.

For more information on our GHG footprint, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

276 AstraZeneca Annual Report & Form 20-F Information 2020 / Additional Information

Key
R Risk
O Opportunity

| Risk or opportunity | Potential impact | How it is managed |
|---|---|---|
| **Physical risks** | | |
| **Increased frequency of extreme weather and climate-related natural disasters.** R | In 2020, we conducted a screening study of two future climatic scenarios to explore our physical climate related risks (floods, water scarcity, extreme heat, cyclones and wildfires) across 61 business critical sites.<br>Eight sites were predicted to be exposed to increased risk of severe or very severe climate-related hazards in the next 10 years based on the worst-case scenario.<br>Out of the eight 'at-risk' sites, a deep dive was conducted at the manufacturing site in Wuxi, China to verify the global screening results with help from local climate data and infrastructure. The outcome indicated increased risk of (a) heavy rainfall causing localised flooding, and (b) an extreme heat event in combination with air pollution that could cause increased need of cooling capacity, impact workers' health and potentially impact our licence to operate in the long term. | In 2021, indicative findings of increased risks (extreme heat, floods, drought and wild fires) will be verified by local assessments (based on learnings from the Wuxi study) across other potentially 'at risk' strategic sites (Södertälje, Maihara, Chennai, West Chester, Guadalajara, Gothenburg, Cairo, Canovanas, Mount Vernon, Newark, Frederick, Bensalem, North Ryde and Taizhou). Any climate risks identified will be integrated into our existing risk management processes including local site and business continuity plans to ensure they contain measures to proactively manage any physical climate risks and embed climate resilience in their short-, medium- and long-term planning.<br>Business resilience has also been increased as a result of exposure to extreme weather events like hurricane Maria at Canovanas (Puerto Rico, 2016), an extended period of heat in Södertälje (Sweden, 2018) and water scarcity in Chennai (India, 2019).<br>Our site in Canovanas has taken proactive steps to increase its resilience and mitigate the risks posed to our business operations by installing its own heat and power plant to reduce reliance on the local power network.<br>In 2019, we restored two lakes next to our site in Chennai, together with the local community, to help protect against extremes in water stress and availability.<br>In 2021, physical risk assessments will be conducted on the broader value chain and our critical suppliers for (i) our top ten products, and (ii) our long-term strategic suppliers responsible for bulk drug production. |
| **Transitional risks and opportunities** | | |
| **Increased demand for sustainable low Global Warming Potential (GWP) products and services from healthcare providers in some countries may result in the potential for green substitution of medicinal products with a high GWP (e.g. anaesthetics and respiratory products).**<br>**Business opportunities will exist with increased future demand for low GWP alternatives and where earlier diagnosis and clinical intervention can reduce the carbon footprint of healthcare pathways.** R O | Some healthcare providers and professionals are actively looking to substitute medicinal products based on their Greenhouse Gas (GHG) footprint in order to reduce their own Scope 3 footprint, as part of their net-zero targets (e.g. UK NHS). This could impact market access and revenue in some countries for high GWP products. Future revenue from our pMDI inhaled medicines portfolio could be 'at risk' should substitution become widespread before the transition to our next-generation low GWP pMDIs. These risks are currently low and limited to a few countries.<br>Transitioning to low GWP respiratory products as part of AstraZeneca Ambition Zero Carbon, and understanding the positive impacts that early diagnosis and clinical intervention can have on the carbon footprint of specific patient care pathways, will provide business opportunities to improve the standard of care and clinical outcomes with a lower environmental footprint. | > AstraZeneca has life-cycle assessments (LCAs) in place for key brands (respiratory and wider) that includes the GHG footprint to help assess and manage risks and target interventions to reduce the environmental footprint of our products.<br>For more information on product environmental stewardship, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.<br>> In 2020 we developed a Product Sustainability Index (PSI) as part of our Product Environmental Stewardship strategy. The PSI captures carbon and water intensity metrics per product, per patient, per annum – as well as measures of % renewable power and resource efficiency used to make that product.<br>> As part of our $1 billion AstraZeneca Ambition Zero Carbon commitment, we will transition to low GWP propellants across our asthma and COPD products between 2025 and 2030.<br>For more information on our GHG footprint, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.<br>> Patients whose treatment is optimised are more likely to have a lower carbon impact overall, through reduced reliever pMDI use and fewer unscheduled healthcare interventions.<br>> We are working with academics and healthcare agencies to understand the environmental impact of respiratory care pathways for patients with controlled and uncontrolled asthma and the opportunities for improved clinical care with a lower environmental footprint. The output of these environmental and clinical studies will be communicated at scientific conferences and via peer-reviewed literature in 2021. |

Additional Information

AstraZeneca Annual Report & Form 20-F Information 2020 / Taskforce on Climate-related Financial Disclosures Statement 277

## Taskforce on Climate-related Financial Disclosures Statement *continued*

Key
R Risk
O Opportunity

| Risk or opportunity | Potential impact | How it is managed |
|---|---|---|
| **Transitional risks and opportunities** *continued* | | |
| **Review of the US, EU, UK and other national F-Gas Regulations and their impact on respiratory medicines used to treat asthma and COPD.** R O | > The US and EU F-Gas review carries the potential risk that some F-gases used in pMDI-based respiratory products could be subject to emission restrictions from which they are currently exempt. Loss of the medicinal exemption, or failure to have a long-term phased transition, could prevent or limit availability of products in our pMDI inhaled medicines portfolio, should these restrictions become applicable before the transition to our next-generation low GWP pMDIs.<br>> Inhaler device selection is a critical consideration as patient need or preference for a specific device type will influence adherence to treatment which in turn impacts clinical outcomes. | Patient-centric advocacy assesses both clinical and environmental outcomes.<br>> As part of the $1 billion AstraZeneca Ambition Zero Carbon commitment, AstraZeneca will transition to low GWP propellants in its asthma and COPD products between 2025 and 2030.<br>> We are advocating a phased transition to at least 2030 if the medicinal exemption is lifted to ensure transition to alternative low GWP propellants within the scope of the AstraZeneca Ambition Zero Carbon programme.<br>> We are working with academics and healthcare agencies to understand the environmental impact of respiratory care pathways for patients with controlled and uncontrolled asthma, and the opportunities for improved clinical care with a lower environmental footprint. |
| **Ban and/or restrictions on the sale of petrol and diesel vehicles in some markets.** R O | AstraZeneca has approximately 16,900 leased vehicles as part of its commercial fleet, of which 51% are internal combustion engine (ICE), 39% are self-generating hybrids, 7% are plug-in hybrid electric vehicles (PHEVs) and 0.3% are battery electric vehicles (BEVs). With some countries banning or restricting sales of ICE vehicles in the future, AstraZeneca will need to transition to BEVs across its markets and there is an expectation that duties on fossil fuels associated with our fleet will increase over the next decade.<br>There is also an increase in the number of clean air zones globally with cities or regions either restricting fossil fuel vehicles or charging a daily premium for ICE vehicles to access those regions. A proactive shift to BEVs opens up an opportunity to decrease the future cost of ownership and maintain access to these restricted clean air zones. | > As part of AstraZeneca Ambition Zero Carbon we will transition to 100% BEV by 2025 and we are signatories to the Climate Group's EV100 commitment.<br>> A market readiness study has been conducted for our top markets and those countries that are BEV ready have been identified. Transitioning to BEVs will start in 2021 as part of the existing fleet renewal cycles in those market ready countries. Incremental costs can be offset by relatively small reductions in fleet number and kilometres driven or through adopting mobility as a service and digitalisation as described in the two bullet points below.<br>> We are also looking at mobility options as a holistic service, where we will reduce our reliance on vehicles within urban regions and make more use of low carbon integrated private and public transport systems.<br>> An increase in digitalisation (e-detailing) and virtual selling to reduce our reliance on a physical vehicle fleet is also being adopted. |
| **Carbon pricing and future environmental taxation.** R | There is uncertainty over the future environmental policy and fiscal landscape in many countries where we operate. We anticipate that carbon pricing and environmental taxation will increase over the medium to long term. | > Our AstraZeneca Ambition Zero Carbon commitment will help to mitigate exposure to future carbon pricing and environmental taxation for our operations and our wider value chain. Managed correctly, this presents a commercial opportunity where peers have yet to establish a path to net-zero or carbon zero. We are being positive advocates for science-based targets to address climate change across our industry and supply chain via trade associations and networks. |

### Monitoring our progress

Since 2015, we have invested over $100 million in a natural resource reduction programme that has reduced our carbon emissions from operations by almost one third and our water consumption by almost one fifth.

For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

In 2020, we sourced 99.9% of our imported electricity globally from renewable sources and generated over 5 GWh from solar PV installations on our own sites from renewable sources.

In 2019, the Science Based Targets Initiative confirmed that our Scope 1 and Scope 2 emissions targets aligned with the more progressive Paris Agreement target to limit global warming to 1.5°C. In 2019, AstraZeneca was also the first pharmaceutical company to join the EV100 initiative for electric vehicles.

AstraZeneca is the first pharmaceutical company worldwide to reinforce its commitment to sustainability and climate control by joining all three of the Climate Group's initiatives: RE100 (renewable energy), EV100 (electric vehicles) and EP100 (energy productivity).

We are one of only three companies worldwide to have been CDP A rated for Climate Change and Water Security for the last five years.

278 AstraZeneca Annual Report & Form 20-F Information 2020 / Additional Information